December 4, 2019

Arnon Rosenthal, Ph.D.
Chief Executive Officer
Alector, Inc.
131 Oyster Point Blvd. Suite 600
South San Francisco, California 94080

       Re: Alector, Inc.
           Draft Registration Statement on Form S-1
           Filed December 2, 2019
           CIK No. 0001653087

Dear Dr. Rosenthal:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Michael E. Coke